October 11, 2019

E. Allen Nye, Jr.
Chief Executive and Director
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy.
Dallas, Texas 75202

       Re: Oncor Electric Delivery Company LLC
           Registration Statement on Form S-4
           Filed October 7, 2019
           File No. 333-234123

Dear Mr. Nye:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Crews Lott